



Essen Inc
Small Business Bond™

Bond Terms:

Bond Yield: 10.75%

Target Raise Amount: $124,000

Offering End Date: May 22, 2025

Repayment Period: 3 years (36 months)

Minimum Raise Amount: $10,000

Company Details:

Name: Essen Inc

Founded: April 8, 2019

Address: 13788 Roswell Ave, #188
Chino, CA 91710

Industry: Full-Service Restaurants

Employees: 18

Website: https://waracafe.com/

Use of Funds Allocation:

If the maximum raise is met:

$116,560 (94.00%) – of the proceeds will go towards working capital- purchasing equipment and marketing

$7,440 (6.00%) – of the proceeds will go towards SMBX's capital raise fee

Social:

Instagram: 2,638 Followers





Business Metrics:

	FY23	FY24	YTD 2/28/2025
Total Assets	$109,458	$168,110	$153,325
Cash & Cash Equivalents	$24,821	$81,673	$66,888
Accounts Receivable	$0	$0	$0
Short-term Debt	$111,236	$96,944	$90,607
Long-term Debt	$0	$0	$0
Revenue	$621,660	$1,000,901	$182,200
Cost of Goods Sold	$180,790	$200,698	$52,202
Taxes	$0	$0	$0
Net Income	$7,302	$72,944	-$8,449

Recognition:

Essen Inc (DBA Wara Café) makes every dish with fresh ingredients, giving you a meal that's as satisfying as it is straightforward. They serve new American food and craft coffee, keeping things simple yet satisfying.

About:

Essen Inc (DBA Wara Café) offers simple yet exquisite dishes all carefully crafted using the finest ingredients and fresh meats. From their cozy, laid-back setting to their delicious menu, they're all about making your mornings a little brighter.

For more information, contact our Customer Support Team at support@thesmbx.com

